Exhibit 99.2

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:

Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	September 30, 2001
Date of Report	November 14, 2001
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-4691
Contact Name	Sandra Buschau
Contact Position	Secretary
Contact Telephone Number	(604) 684-4691
Contact Email Address	sandy@imagistechnologies.com
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	01/11/14 Date Signed (YY/MM/DD)

Rory Godinho Name of Director	"Rory Godinho" Sign (typed)	01/11/14/01 Date Signed (YY/MM/DD)

SCHEDULE B:     SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials

Services	37,689
Supplies	74,524
Total	$ 112,213

(b)     Administration expenses

Bank charges and interest, net	3,598
Consulting fees	33,580
Foreign exchange	222
Office and rent	286,822
Management fees	40,000
Salaries and benefits	101,880
Professional fees	59,460
Shareholder relations and regulatory filings	73,822
Travel and entertainment	158,639
Total	$ 758,023

2.     Related party transactions:

Wages and benefits for two officers	172,916
Management fees for one director and two officers	58,000
Total	$ 230,916

3.     Summary of securities issued and options granted during the period ended September 30, 2001

a)     Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
08/15/01	Common	Private placement	110,000	$1.00	110,000
09/19/01	Common	Option exercise	5,000	$1.00	5,000
09/21/01	Common	Warrant exercise	25,000	$1.10	27,500
09/28/01	Common	Warrant exercise	100,000	$1.10	110,000
09/28/01	Common	Option exercise	16,667	$1.00	16,667

b)     Options/warrants granted during the period:

Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
08/30/01	Option	160,000	Andrew Amanovich	$1.00	08/30/06
08/30/01	Option	5,000	Evlyn Anderson	$1.00	08/30/06
08/30/01	Option	60,000	Sandra Buschau	$1.00	08/30/06
08/30/01	Option	50,000	Frederick Clarke	$1.00	08/30/06
08/30/01	Option	100,000	Iain Drummond	$1.00	08/30/06
08/30/01	Option	50,000	Rory Godinho	$1.00	08/30/06
08/30/01	Option	15,000	Timothy Holl	$1.00	08/30/06
08/30/01	Option	70,000	Altaf Nazerali	$1.00	08/30/06
08/30/01	Option	50,000	Shafiq Nazerali-Walji	$1.00	08/30/06
08/30/01	Option	30,000	Linda Robertson	$1.00	08/30/06
08/30/01	Option	60,000	Ross Wilmot	$1.00	08/30/06

4.     Summary of securities as at September 30, 2001

a)     Authorized share capital:   100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding Balance, September 30, 2001	No. of shares 14,719,965	Amount $7,997,880

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
1,256,498	$1.00	Various to August 30, 2006
580,000	$1.50 to $2.90	Various to December 30, 2005
2,066,498

Warrants
Number of common shares issuable	Exercise Price	Date of Expiry

266,666	$1.25	February 23, 2002
133,334	$1.25	February 23, 2003
50,000	$4.00	June 16, 2002
1,476,000	$1.10	Various to May 6, 2003
1,926,000

Convertible Securities

Nil

d)     Total Number of Shares in Escrow

270,670 shares are being held in escrow. These shares will be released on February 23, 2002.

5.     List of directors and officers as of November 14, 2001:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Sandra Buschau - Secretary
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Director
Frederick Clarke - Director
Andy Amanovich - Chief Technology Officer

SCHEDULE C:     MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward Looking Statements:

Statements in this Quarterly Report on Form 10-QSB, including those concerning Imagis Technologies Inc.'s (the "Company" or "Imagis") expectations of results of the Company's operations in future periods, the amount and timing of revenues and earnings in future periods, future sales, gross profits, sales and marketing expenses, technical services expenses, technology development expenses, administration expenses, product introductions and cash requirements include certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. As such, the Company's actual results may vary materially from expectations as a result of certain factors including, but not limited to, the failure of the market for the Company's products to grow as anticipated; product pricing or other initiatives of the Company's competitors; the possibility that the Company's other customers defer purchasing decisions due to economic or other conditions or will purchase products offered by the Company's competitors; product development, product pricing or other initiatives of the Company's competitors; variations in the level of orders which can be affected by general economic conditions and in the markets served by the Company's customers; international economic and political climates; difficulties or delays in the functionality or performance of the Company's products; the Company's timing of future product releases or improvements; the Company's failure to respond adequately to either changes in technology or customer preferences; changes in our pricing; the Company's ability to manage growth; risk of nonpayment of accounts receivable; changes in budgeted costs and the factors listed on Exhibit 99.1 to this Quarterly Report, which are hereby incorporated by reference in this Quarterly Report.

In some cases, you can identify forward-looking statements by the Company's use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

Unless otherwise indicated, all references herein are to Canadian Dollars.

About Imagis

Imagis is a developer and marketer of software applications, and of advanced biometric facial recognition software in a software development toolkit. These software applications provide a range of security solutions for various industry sectors including airports, law enforcement, customs, immigration and other government agencies. Imagis currently has over 130 national and international installations with in excess of a thousand users of its biometric facial recognition technology, including at Toronto's Pearson International Airport, the world's sixteenth busiest airport and at Oakland International Airport, which serves more than 10 million travelers per year. Imagis markets its products through a network of business partners, located in North America, Asia, Europe and Latin America. Imagis' Chairman is Oliver "Buck" Revell, who served for over 30 years in the FBI, and during his career advanced to the number two-career post of Associate Deputy Director.

About ID-2000

Imagis' ID-2000 uses more than 200 facial descriptors, generated from its sophisticated image analysis algorithm, to capture, compare and display an individual's face against a database quickly and efficiently. ID-2000 allows an individual to be identified in seconds, using only an image or photograph as the primary search criterion. Extensive links enable the database to be mined further to display details of aliases, associates, vehicles, as well as images of other distinguishing features such as marks, scars and tattoos.

ID-2000 is available as an option within any of Imagis' existing image software products, including CABS-Computerized Arrest and Booking System, Secure-ID, and Envisage. ID-2000 can also be embedded into existing access control applications or other secure databases combined with encryption protocols or other biometrics, by means of Imagis' ID-2000 SDK Toolkit. This multi-layered approach, allows users to enhance existing security solutions or create new applications in response to today's global security issues.

ID-2000

  Allows the user to search databases containing 1 million records in under 5 seconds;
  Permits use of any image source - direct digital input, scanned photographs, direct analog or digital camera input or any other source image with a minimum of 200 pixels;
  Interfaces on a secure basis with local, regional, national and international databases; and
  Provides an open architecture to allow ID-2000 to be easily integrated into existing windows-based applications.

The Company believes that there is a growing interest in biometric facial recognition products and other similar security products due to the perceived need for increased security in certain venues worldwide, including airports. The Company believes that its commercially available ID-2000 product group, including both custom applications of ID-2000 and an SDK format made available this year, is well-suited for these demanding security applications. As part of the Company's progressing research and development, the Company has increased its technology development staff count and continues to search for qualified people to assist with further enhancement and increased performance under adverse conditions, principally poor lighting, motion and non-frontal images, and plans to introduce a significant upgrade in the fourth quarter of this year. There can be no assurance, however, that the Company's products will compete successfully with alternative products and technologies or that the market for sophisticated security products will continue to grow as expected in the future.

Comparison of Results of Operations for the three months ended September 30, 2001 and 2000:

Revenues:

The Company's revenues for the quarter ended September 30, 2001 were $261,583, compared to $151,757 for the quarter ended September 30, 2000, which represents an increase of approximately 72%. Sales of the Company's software increased approximately 342% to $136,000 for the quarter ended September 30, 2001, compared to only $30,750 for the quarter ended September 30, 2000. The increase reflects increased sales of the Company's biometric ID-2000 product in the current year. The Company's biometric ID-2000 was introduced in 2000 and sales were minimal in that year. Support and services revenues were $125,583 for the quarter ended September 30, 2001, which is slightly better when compared to $121,007 for the quarter ended September 30, 2000.

Operating expenses:

The Company's operating expenses for the quarter ended September 30, 2001 were $910,339, compared to $966,027 for the quarter ended September 30, 2000, which represents an decrease of approximately 6%, primarily due to lower sales and marketing costs. Operating expenses include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended September 30, 2001 were $42,746, compared to $47,309 for the quarter ended September 30, 2000, which represents an decrease of approximately 10%. These costs represent materials purchased in the quarter related to the Alameda installation.

Sales and marketing:

The Company's sales and marketing costs for the quarter ended September 30, 2001 were $180,021, compared to $257,936 for the quarter ended September 30, 2000, which represents a decrease of approximately 30%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs. The Company expects that costs will increase somewhat in the fourth quarter as a result of completion of a financing on November 9, 2001.

Technical services:

The Company's technical services costs for the quarter ended September 30, 2001 were $156,920, compared to $159,805 for the quarter ended September 30, 2000, representing a 2% reduction this quarter. The technical services group oversees and assists the Company's strategic partners with the installation of Imagis' products and also provides users any technical support they may require under annual support contracts. Technical services costs include salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended September 30, 2001 were $294,245, compared to $223,482 for the quarter ended September 30, 2000, which represents an increase of approximately 32%. This increase over the prior period reflects costs associated with several additions to staff over the prior period and higher infrastructure costs incurred for additional space and equipment for these new staff members. During the current year, the Company completed the conversion of its core technology into a software development kit (SDK) format that permits a far broader range of applications of this facial recognition software. In addition, the group is developing greater functionality in the ID-2000 product for release in the fourth quarter of this year.

Administration:

The Company's administration costs for the quarter ended September 30, 2001 were $229,585, which is 10% lower than the costs of $255,327 incurred in the quarter ended September 30, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, and shareholder and regulatory costs. The reduction is primarily the result of lower consulting and travel costs in 2001. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the quarter ended September 30, 2001 were $5,214, compared to $22,168 for the quarter ended September 30, 2000. This decrease in amortization expense reflects a strategy, following the acquisition of Imagis-Cascade, to lease all new equipment. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended September 30, 2001 were $1,608, compared to no such costs for the quarter ended September 30, 2000. The interest costs are related to advances from related parties.

Net Loss for the Period:

The Company's net loss for the quarter ended September 30, 2001 was $648,756, or $0.04 per share, compared to $814,270, or $0.07 per share, for the quarter ended September 30, 2000.

Comparison of Results of Operations for the nine-month periods ended September 30, 2001 and 2000:

Revenues:

The Company's revenues for the nine-month period ended September 30, 2001 were $1,359,044, compared to $605,538 for the nine-month period ended September 30, 2000, which represents an increase of approximately 124%. Sales of the Company's software increased approximately 236% to $985,092 for the nine-month period ended September 30, 2001, compared to $292,513 for the nine-month period ended September 30, 2000. As noted in the commentary for the three-month period, the increase reflects increased sales of the Company's biometric ID-2000 product in the current year. ID-2000 was introduced in 2000 and sales were minimal in that year. Support and services increased approximately 19% to $373,952 for the nine-month period ended September 30, 2001, compared to $313,025 for the nine-month period ended September 30, 2000, due to increased annual support revenues from the Company's growing customer base.

Operating expenses:

The Company's operating expenses increased for the nine-month period ended September 30, 2001 to $2,935,574, compared to $2,874,882 for the nine-month period ended September 30, 2000, which represents an increase of approximately 2%, essentially attributable to significantly higher technology development expenditures.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the nine-month period ended September 30, 2001 were $112,213, compared to $101,908 for the nine-month period ended September 30, 2000. These costs are incurred primarily for outside services in conjunction with the support provided to users. As noted above, the costs for the nine months in 2001 include approximately $40,000 for purchases related to the Alameda.

Sales and marketing:

The Company's sales and marketing costs for the nine-month period ended September 30, 2001 were $635,456, compared to $868,125 for the nine-month period ended September 30, 2000, which represents a decrease of approximately 27%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs. The Company completed a financing on November 9, 2001 to raise additional working capital to significantly expand its sales and marketing efforts and also the development of its technology.

Technical services:

The Company's technical services costs for the nine-month period ended September 30, 2001 were $549,351, compared to $462,260 for the nine-month period ended September 30, 2000, which represents an increase of approximately 19%. The higher costs during the current period reflect the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the nine-month period ended September 30, 2001 were $823,767, compared to $607,636 for the nine-month period ended September 30, 2000, which represents an increase of approximately 36%. This increase in the current year reflects costs for several additions to staff and higher infrastructure costs incurred for additional space and equipment.

Administration:

The Company's administration costs for the nine-month period ended September 30, 2001 were $758,023, compared to $777,896 for the nine-month period ended September 30, 2000. Costs for travel were significantly higher in 2001, however, the increase was offset by lower consulting costs and professional fees. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the nine-month period ended September 30, 2001 were $13,524, compared to $57,057 for the nine-month period ended September 30, 2000. This decrease reflects the Company's use of operating leases for virtually all of its equipment needs. The Company's existing fixed assets are substantially depreciated at this time.

Interest:

The Company's interest costs for the nine-month period ended September 30, 2001 were $43,240, compared to no such costs for the nine-month period ended September 30, 2000.

Net Loss for the Period:

The Company's net loss for the nine-month period ended September 30, 2001 was $1,576,530, or $0.11 per share, compared to $2,269,344, or $0.20 per share, for the nine-month period ended September 30, 2000.

Comparison of Results of Operations for the three months ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the quarter ended June 30, 2001 were $743,625, compared to $258,646 for the quarter ended June 30, 2000, which represents an increase of approximately 188%. Sales of the Company's software increased approximately 288% to $656,047 for the quarter ended June 30, 2001, compared to $169,021 for the quarter ended June 30, 2000. Support and services were $87,578 and were virtually unchanged for the quarter ended June 30, 2001 when compared to $89,625 for the quarter ended June 30, 2001, even though 2001 revenues from support contracts actually rose by approximately $20,000 as a result of the overall increased number of installations. This gain, however, was offset by lower revenues from other sources.

Operating Costs:

The Company's operating costs decreased for the quarter ended June 30, 2001 to $1,023,511, compared to $1,087,811 for the quarter ended June 30, 2000, which represents an decrease of approximately 6%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended June 30, 2001 were $35,619, compared to $27,574 for the quarter ended June 30, 2000, which represents an increase of approximately 29%.

Sales and marketing:

The Company's sales and marketing costs for the quarter ended June 30, 2001 were $195,013, compared to $386,295 for the quarter ended June 30, 2000, which represents an decrease of approximately 50%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the quarter ended June 30, 2001 were $217,413, compared to $152,507 for the quarter ended June 30, 2000, which represents an increase of approximately 43%. The technical services group oversees and assists the Company's strategic partners with the installation of Imagis' products and also provides users any technical support they may require under annual support contracts. Costs include salaries, facilities and travel. The increase during the current period reflects the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the quarter ended June 30, 2001 were $255,879, compared to $208,936 for the quarter ended June 30, 2000, which represents an increase of approximately 22%. This increase over the prior period reflects costs associated with several additions to staff over the prior period and higher infrastructure costs incurred for additional space and equipment for such new staff. During the year, the Company completed the conversion of its core technology into a software development kit (SDK) format that permits a far broader range of applications of this facial recognition software.

Administration:

The Company's administration costs for the quarter ended June 30, 2001 were $306,453, compared to $299,814 for the quarter ended June 30, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, and shareholder and regulatory costs. Costs for travel were higher in the 2001 quarter, however, the increase was offset by lower consulting costs. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the quarter ended June 30, 2001 were $3,534, compared to $12,685 for the quarter ended June 30, 2000. This decrease in amortization expenses reflects a strategy, following the acquisition of Imagis-Cascade, to lease all new equipment. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended June 30, 2001 were $9,600, compared to no such costs for the quarter ended June 30, 2000. The interest costs are related to the debt portion of the convertible loan.

Net Loss for the Period:

The Company's net loss for the quarter ended June 30, 2001 was $279,886, or $0.02 per share, compared to $829,165, or $0.07 per share, for the quarter ended June 30, 2000.

Comparison of Results of Operations for the six-month periods ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the six-month period ended June 30, 2001 were $1,097,461, compared to $453,781 for the six-month period ended June 30, 2000, which represents an increase of approximately 142%. Sales of the Company's software increased approximately 224% to $849,092 for the six-month period ended June 30, 2001, compared to $261,763 for the six-month period ended June 30, 2000. Support and services increased approximately 29% to $248,369 for the six-month period ended June 30, 2001, compared to $192,018 for the six-month period ended June 30, 2001.

Operating Costs:

The Company's operating costs increased for the six-month period ended June 30, 2001 to $2,025,235, compared to $1,908,855 for the six-month period ended June 30, 2000, which represents an increase of approximately 6%.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the six-month period ended June 30, 2001 were $69,467, compared to $54,599 for the six-month period ended June 30, 2000. These costs are incurred primarily for outside services in conjunction with the support provided to users. During the six-month period ended June 30, 2000, costs included $35,750 for equipment purchases made on behalf of, and resold to customers in conjunction with, installations. The Company discontinued such purchases in 2000 and now relies on its business partners to provide any requisite equipment required by customers.

Sales and marketing:

The Company's sales and marketing costs for the six-month period ended June 30, 2001 were $455,435, compared to $610,189 for the six-month period ended June 30, 2000, which represents an decrease of approximately 25%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the six-month period ended June 30, 2001 were $392,431, compared to $302,455 for the six-month period ended June 30, 2000, which represents an increase of approximately 30%. The higher costs during the current period reflect the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the six-month period ended June 30, 2001 were $529,522, compared to $384,154 for the six-month period ended June 30, 2000, which represents an increase of approximately 38%. This increase in the current year reflects costs for several additions to staff and higher infrastructure costs incurred for additional space and equipment.

Administration:

The Company's administration costs for the six-month period ended June 30, 2001 were $528,438, compared to $522,569 for the six-month period ended June 30, 2000. Costs for travel were significantly higher in the 2001, however, the increase was offset by lower consulting costs and professional fees. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the six-month period ended June 30, 2001 were $8,310, compared to $34,889 for the six-month period ended June 30, 2000. This decrease reflects the Company's use of operating leases for all its equipment needs. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the six-month period ended June 30, 2001 were $41,632, compared to no such costs for the six-month period ended June 30, 2000.

Net Loss for the Period:

The Company's net loss for the six-month period ended June 30, 2001 was $927,774, or $0.07 per share, compared to $1,455,074, or $0.13 per share, for the six-month period ended June 30, 2000.

Comparison of Results of Operations for the three months ended March 31, 2001 and March 31, 2000:

Revenues:

The Company's revenues for the quarter ended March 31, 2001 were $353,836, compared to $195,135 for the quarter ended March 31, 2000, which represents an increase of approximately 81%. Sales of the Company's software increased approximately 108% to $193,045 for the quarter ended March 31, 2001, compared to $92,742 for the quarter ended March 31, 2000. Support and service revenues increased approximately 57% to $160,791 for the quarter ended March 31, 2001, compared to $102,393 for the quarter ended March 31, 2000.

Operating Costs:

The Company's operating costs increased for the quarter ended March 31, 2001 to $1,001,724, compared to $821,044 for the quarter ended March 31, 2000, which represents an increase of approximately 22%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of Materials and Services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended March 31, 2001 were $33,848, compared to $27,025 for the quarter ended March 31, 2000, which represents an increase of approximately 25%. This increase reflects costs associated with the higher support revenues earned to date.

Sales and Marketing:

The Company's sales and marketing costs for the quarter ended March 31, 2001 were $260,422, compared to $223,894 for the quarter ended March 31, 2000, which represents an increase of approximately 16%. This increase is attributable to higher salary costs reflecting additions to staff over the prior year. Travel and trade show costs also rose slightly due to the increase in staff over the prior year level.

Technical Services:

The Company's technology services costs for the quarter ended March 31, 2001 were $175,018, compared to $149,948 for the quarter ended March 31, 2000, which represents an increase of 17%. This increase reflects staff additions to the technical services group. The technical services group assists the Company's strategic partners in the installation of its products and also provides clients with all technical support they may require under the Company's annual support contracts, and includes costs for salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended March 31, 2001 were $273,643, compared to $175,218 for the quarter ended March 31, 2000, which represents an increase of 56%. This increase over the prior period reflects several additions to staff that were necessary, primarily to continue the development of ID-2000. Recently, the Company completed the conversion of its core technology into a software development kit (SDK) format which permits a far broader range of applications of this facial recognition software. Staff salaries accounted for approximately 73% of the total costs of this function with the remainder attributable to support facilities.

Administration:

The Company's administration costs for the quarter ended March 31, 2001 were $221,985, compared to $222,755 for the quarter ended March 31, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, shareholder and regulatory costs. Costs in each category were generally consistent with the prior year period, except for professional fees and travel costs which were higher in 2001. These increases, however, were more than offset by a foreign exchange gain of $34,993 realized in the quarter.

Amortization:

The Company's amortization costs for the quarter ended March 31, 2001 were $4,776, compared to $22,204 for the quarter ended March 31, 2000. The decline in amortization costs reflects the Company's decision, following the acquisition of Imagis Cascade, to initiate a lease-financing program for all purchases of new equipment and, as a consequence, the Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended March 31, 2001 were $32,032, compared to no such costs for the quarter ended March 31, 2000. The interest costs are related to the debt portion of the convertible loan.

SUBSEQUENT EVENTS

The Company has received an aggregate of $354,834 in respect of 254,834 stock options that were exercised at various prices up to November 13, 2001.

The Company has received an aggregate of $1,094,500 in respect of 995,000 warrants that were exercised at a price of $1.10 up to November 13, 2001.

On October 12, 2001, the Company paid $51,150 to Valor Invest Limited to retire the short-term loan that was outstanding on September 30, 2001, including an additional $28 in interest that was payable for the period from October 1 to October 12.

On October 24, 2001 the Company announced that it has arranged, subject to regulatory approval, a private placement of 1,612,903 Special Warrants at a price of $2.17 per Special Warrants for total proceeds of $3,500,000. The Special Warrants will be exercisable, for no additional consideration, into one common share and one half of a non-transferable share purchase warrant. Each whole warrant will entitle the holder thereof to acquire on additional common share in the capital of the Company at an exercise price of $2.55 for a period of one year from the date the underlying shares are qualified by a prospectus.

On October 31, 2001 the Company announced that it has renegotiated the terms of the non-brokered portion of the private placement that was announced on October 24, 2001. The non-brokered portion of the private placement has been increased to $497,650 and will now be for units rather than Special Warrants at $2.17 per unit. Each unit consists of one common share and one half of a non-transferable share purchase warrant, with each whole warrant entitling the holder thereof to acquire one additional common share in the capital of the Company at an exercise price of $2.55 for a period of one year from the date on which the warrants are issued.

On November 9, the Company completed its private placement of Special Warrants, further to news releases dated October 24, 2001 and October 31, 2001. Under the brokered portion of the private placement, Imagis has issued 1,427,682 special warrants at a price of $2.17 per special warrant, with each special warrant being convertible into one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to acquire an additional common share for a period of one year from the date the underlying shares are qualified for resale at a price of $2.55 per share. Imagis paid its agents a cash commission of the gross proceeds and has issued Agents' Compensation Options entitling them to collectively purchase 142,768 common shares at a price of $2.17 per share for a period of one year following the qualification date. The non-brokered portion of the private placement was for 229,332 units at a price of $2.17 per unit, with each unit comprised of one common share and one-half of a warrant. Each whole warrant entitles the holders thereof to acquire an additional common share at a price of $2.55 per share for a term expiring on November 9, 2002.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings completed during the three-month period ended September 30, 2001.

LIQUIDITY AND SOLVENCY

The Company finances its operations and capital expenditures with cash generated from operations and private placements of its securities. The Company's cash position at the beginning of the year was $59,497. Due to a general weakening in financial markets in the first quarter of this fiscal year, the completion of the Company's planned private placement was delayed. In the interim, the Company arranged for a line of credit of up to $200,000 from related parties and received $145,000 from this line during the first quarter. As compensation for advancing funds by the related parties under this credit arrangement, the Company issued 20,000 common shares at the then current market price for a net value of $28,473. This amount represents a non-cash cost to the Company.

During the second quarter, the Company was successful in completing its private placement with net proceeds to the Company of $1,300,752, after subtracting the funds already advanced to the Company. The Company sold 1,391,000 units (the "Units") at a price per Unit of $1.00, with each Unit consisting of one (1) common share of the Company and one (1) non-transferable share purchase warrant of the Company exercisable at a price per share of $1.10 for a period of one (1) year from the closing date.

In the third quarter, a small private placement was completed for 100,000 common shares of the Company raising $110,000. In addition, cash was received in the quarter from the exercise of 21,667 options at $1.00 and 125,000 warrants priced at $1.10 that added cash aggregating $159,167. For the nine month period ended September 30, 2001, gross proceeds from common stock financing totaled $1,501,000, and from the exercise of options and warrants, $229,500.

From these funds, the Company made partial payments totaling $423,082 on various loans from related parties. Consequently, net cash inflows from financing activities for the nine month period ended September 30, 2001 amounted to $1,164,944.

In regard to operating activities, while the Company's operating loss for the nine months ended September 30, 2001 was $1,576,530, its impact on cash resources was significantly reduced by adjustments for non-cash working capital items. These adjustments primarily consisted of an increase in the Company's accounts receivable of $669,541, such that the net reduction in cash from the Company's first nine months operating loss was lowered to $1,074,327.

The Company's financing activities exceeded its operating loss for the nine month period ended September 30, 2001 after adjustments, as noted above, and as a result, Imagis' cash resources rose $85,622 in such nine month period to $145,119 as of September 30, 2001.

On November 9, 2001, the Company completed a private placement (the "Special Warrant Private Placement") of 1,656,914 special warrants (the "Special Warrants") at a purchase price of $2.17 per Special Warrant, with each Special Warrant consisting of one (1) Common Share and one-half (1/2) of a non-transferable share purchase warrant, that resulted in gross proceeds to the Company of $3,595,720.40. Of the Special Warrants, 1,427,682 were sold through placement agents (the "Brokered Special Warrants"). As compensation for the sale of the Brokered Special Warrants, the placement agents received (i) a cash commission of eight percent (8%) of the gross proceeds received by the Company from the sale of the Brokered Special Warrants and (ii) options entitling them to purchase up to an aggregate of 142,768 Common Shares at a price per share of $2.17 for a period of one year following the date on which the Brokered Special Warrants become qualified for resale under applicable Canadian securities laws.

The Company intends to use the proceeds of the Special Warrant Private Placement to expand its sales and marketing activities, to add additional developers to its research and development department and to accelerate its business opportunities in the law enforcement, airport and security markets. The Company believes that its projected revenues and proceeds from the Special Warrant Private Placement will be sufficient to meet its working capital requirements in fiscal 2002.

The Company believes that future cash flows, in addition to funds on hand, will provide sufficient funds to meet the Company's cash requirements for at least one (1) year on a going forward basis. The Company currently does not have any loans or lines of credit with third parties. The Company has no material additional capital expenditure commitments. The Company may look to obtain additional equity or debt financing to fund future growth, which may or may not be available on attractive terms, or at all, and may be dilutive to current or future shareholders.